# 2002

The leading financial services provider in Central Europe







ERSTE BANK

**Key figures**

| | 1997[1,2] | 1998[1,2] | 1999[2] | 2000[2] | 2001[2] | HY/2002 |
|---|---|---|---|---|---|---|
| Earnings per share (in EUR) | 2.91[3] | 3.02 | 3.74 | 4.21 | 4.47 | 2.36 |
| Interest margin | 1.52% | 1.38% | 1.34% | 1.50% | 1.78% | 2.06% |

The interest margin in HY/2002 for the Core Group (Erste Bank excluding effects of the cross-guarantee system) was 1.75%.

| | | | | | | |
|---|---|---|---|---|---|---|
| Cost-income ratio | 73.5% | 71.8% | 70.1% | 67.9% | 67.1% | 67.5% |

The cost-income ratio in HY/2002 for the Core Group (Erste Bank excluding effects of the cross-guarantee system) was 68.0%.

| | | | | | | |
|---|---|---|---|---|---|---|
| Return on equity (ROE) | 9.7% | 10.5% | 12.1% | 12.3% | 12.4% | 12.9% |

The return on equity in HY/2002 for the Core Group (Erste Bank excluding effects of the cross-guarantee system) was 10.8%.

[1] 1997: Accounting standards in accordance with Austrian Commercial Code; from 1998: IAS

[2] Full year figures as of 31 December

[3] Earnings per share for 1997 adjusted for extraordinary risk provisions

**Ratings as of 31 July 2002**

| | |
|---|---|
| FITCH | |
| Long-term | A |
| Short-term | F1 |
| Individual | C |
| Moody's Investors Service | |
| Long-term | A1 |
| Short-term | P-1 |
| Bank Financial Strength | C+ |
| Standard & Poor's | |
| Short-term | A-2 |

Percentage changes in financial figures between two financial periods may differ slightly from non-rounded rates of change.

# Highlights

- Group total assets rose by 40.7% compared with 31 December 2001 to EUR 121.1 billion at 30 June 2002 (Core Erste Bank Group[1]: +5.6% to EUR 90.9 billion).
- Net interest income grew by 82.0% compared to HY1 2001 to EUR 1,219.2 million (Core Group: +16.3% to EUR 779.5 million).
- Net commission income was 68.9% higher at EUR 469.5 million (Core Group: +17.2% to EUR 325.7 million).
- The operating result increased by 84.5% to EUR 579.8 million (Core Group: +20.5% to EUR 378.7 million).
- Pre-tax profit was up by 76.7% to EUR 342.0 million (Core Group: +23.0% to EUR 238.1 million).
- Group net profit rose by 2.8% to EUR 110.9 million (Core Group: –3.0% to EUR 104.7 million).
- The return on equity (ROE) was 12.9% (Core Group: 10.8%) compared with 12.4% for the full year 2001 and 12.3% in HY1 2001.
- The cost-income ratio was 67.5% (Core Group: 68.0%), marginally above the full year 2001 level (67.1%) but lower than that in HY1 2001 (69.0%).
- The tier 1 ratio as defined by Austrian banking law was 6.01% at 30 June 2002.

Despite the difficult market conditions and a one-time charge for the antitrust decision of the European Commission, Erste Bank's results in much of its business improved further on the good showing of one year earlier, thus once again demonstrating the strength of its business model. In light of the continued unstable economic situation in Western Europe, management believes that Erste Bank's steady earnings in Austria for the first six months of the year represent a significant achievement.

The rising profit contribution from the Central European operations shows once more that Erste Bank entrenched itself early enough as market leader in retail banking in this region. And the contribution to earnings from Česká spořitelna (ČS) was a particular highlight. Erste Bank successfully completed the transformation of this subsidiary within just two years. This underscores Erste Bank's ability to integrate banks effectively into the Group and to position them profitably in the market.

[1] All financial information takes account of the impact of the Haftungsverbund (cross-guarantee system), unless stated otherwise. Information provided net of savings banks in the cross-guarantee system (i.e. information that includes only Erste Bank and its equity interests in other entities) is termed "Core Group".

# Achievements of Erste Bank

## Erste Bank increases stake in Česká spořitelna

In order to enable Erste Bank's shareholders to participate even more fully in the rewards of the transformation, Erste Bank acquired a further 38.4% of the ordinary shares as well as 7.0% of the preference shares in Česká spořitelna from AVS (DIE ERSTE österreichische Anteilsverwaltungssparkasse), the largest shareholder of Erste Bank, with effect from 5 August 2002. The transaction's total volume was EUR 693 million. These shares of the Czech bank had previously been bought by AVS under a very successful public tender offer to Česká spořitelna shareholders. As Erste Bank already purchased a 52.07 stake in Česká spořitelna on 3 August 2000, Erste Bank will on completion of this transaction own a total of 87.9% of the share capital and 94.9% of the voting rights of the Czech financial institution.

This expanded ownership gives Erste Bank and its shareholders a growing stake in the rising profits of Česká spořitelna as early as 2002. It also gives them the advantage of the resulting heightened financial strength of the Erste Bank Group. Erste Bank and its shareholders will thus benefit even more from the fruits of the subsidiary's extensive transformation.

## Česká spořitelna and Slovenská sporiteľňa complete restructuring of loan book

Česká spořitelna recently completed the process of restructuring its loan portfolio, begun in the course of the bank's privatisation in 2000. The restructuring dealt with the legacy loan book as it stood at the end of 1999. In accordance with the Ringfencing Agreement with Česká konsolidační agentura (CKA), Česká spořitelna exercised its "total put" option in July 2002 and transferred to the CKA loans with a face value of CZK 6.7 billion. Combined with the first, partial exercising of the option in 2001, this brings to CZK 14.6 billion (about EUR 470 million) the total principal amount of loans transferred to the agency.

Similarly, in July Erste Bank's subsidiary in the Slovak Republic, Slovenská sporiteľňa (SLSP), made use of its put option for loans as provided by the purchase agreement between the Slovak Republic and Erste Bank. After thorough analysis of the loan portfolio that existed before the bank's acquisition by Erste Bank, non-performing loans with a face value of SKK 639 million (about EUR 14.5 million) were turned over to Slovenská konsolidačná agentura.

With these transfers Česká spořitelna and Slovenská sporiteľňa successfully concluded the clean-up of their loan books and can now devote more resources to issuing new loans, using adequate risk management systems.

# Achievements of Erste Bank

## Erste Bank finalises acquisition of Riječka banka

In keeping with the result of Erste Bank's due diligence and with the share purchase subscription agreement (SPSA) signed by Erste Bank and the Croatian privatisation agency, DAB, on 29 April 2002, the final purchase price for Riječka banka was lowered on 30 July 2002 to EUR 51.02 million (from an initial EUR 55 million), due in large part to changes in customer deposits.

At a general meeting the majority of shares of Riječka banka voted in favour of the planned capital decrease and subsequent capital increase. Erste Bank had contractually agreed to the capital increase (for the purpose of covering the new subsidiary's past losses) as part of the acquisition of Riječka banka in April 2002. This will lead to a net capital increase by HRK 588 million (about EUR 80 million) to HRK 838.2 million (about EUR 113.9 million). Additionally, the supervisory board of Riječka banka appointed a new management board. Thanks to the key positions that the new board members previously held at Erste & Steiermärkische Bank, the new board is ideally qualified to integrate the bank into the Erste Bank Group and, building on this union, to return the Croatian bank to good results in future.

## Erste Bank and savings banks establish joint IT platform

Erste Bank and the savings banks passed a major milestone on the path of continued, deepening collaboration: In one of the most extensive IT conversions to date in the Austrian banking sector, a standardised information technology platform was implemented at Erste Bank under the project name "easd+". The new system essentially represents the adoption and expansion of the savings banks' existing IT system for all operating units of Erste Bank and the savings banks in Austria. After a smooth change-over on 14 July 2002 and the earlier introduction of new business processes (for example for securities applications), the expanded system will be gradually introduced in all savings banks by end-2003.

# Developments at Erste Bank Group in the first half of 2002

Under IAS rules the savings banks that joined the cross-guarantee system are included in the financial statements of the Erste Bank Group since 1 January 2002. This must be taken into account when interpreting the rates of change, as it affects the ability to compare the current figures directly with those of last year. For ease of comparison where it appears necessary, in this report the rates of change for the Core Group (Erste Bank Group excluding the savings banks that are members of the cross-guarantee system and excluding also those savings banks in which Erste Bank holds only a minority interest) are also provided.

Since 28 December 2001 and 29 April 2002, respectively, the newly acquired Tiroler Sparkasse and Riječka banka are consolidated in the Group accounts. This also restricts the ability to compare figures over time, especially the line items in the income statement.

Under Austrian banking law, the savings banks in the cross-guarantee system did not yet benefit Erste Bank's reported total capital or tier 1 capital at the end of June 2002. As a result, the members of the cross-guarantee system were included in the consolidated equity capital of the Erste Bank Group only to the extent of Erste Bank's equity interest in them. The qualifying capital and tier 1 ratio shown in the current financial statements thus pertain only to the Core Group. However, in July 2002 the Austrian parliament passed an amendment to the Austrian Banking Act as a result of which credit institutions that form part of a cross-guarantee system with certain conditions represent a banking group for the purpose of the Act. This applies to Erste Bank and the savings bank members of the cross-guarantee system. In consequence, beginning in the third quarter of 2002 the Erste Bank Group's qualifying capital will be calculated on the basis of the cross-guarantee system.

The entry into effect of the cross-guarantee system also means that income from insurance business must be fully consolidated. In line with standard international practice, the income from insurance activities (i.e. the income of Sparkassen Versicherung AG) is shown as a separate item in the income statement. Currently this figure is drawn from the interim financial statements of Sparkassen Versicherung AG prepared in accordance with the Austrian Commercial Code and with the Insurance Supervision Act.

The effects of the successful capital increase carried out by Erste Bank in June and July 2002 are not yet included in the consolidated financial statements as of 30 June 2002.

# Developments at Erste Bank Group

## Balance sheet developments

The consolidated total assets of the Erste Bank Group showed an unusually high increase of EUR 35.0 billion, or 40.7%, to EUR 121.1 billion compared to the end of 2001. This was largely due to the fact that the cross-guarantee system took effect on 1 January 2002. The Core Group's total assets grew by 5.6%.

| in EUR million | 30 June 2002 | 31 Dec 2001 | Change in % | Core Group 30 June 2002 |
|---|---|---|---|---|
| Loans and advances to credit institutions | 18,880 | 18,912 | (0.2) | 21,473 |
| Loans and advances to customers | 62,693 | 39,210 | 59.9 | 39,909 |
| Risk provisions | (3,203) | (1,875) | 70.8 | (2,025) |
| Securities portfolio and other financial investments | 32,317 | 21,093 | 53.2 | 22,945 |
| Other assets | 10,381 | 8,693 | 19.4 | 8,591 |
| **Total assets** | **121,068** | **86,033** | **40.7** | **90,893** |
| | | | | |
| Amounts owed to credit institutions | 24,754 | 28,642 | (13.6) | 25,998 |
| Amounts owed to customers | 62,257 | 37,175 | 67.5 | 40,867 |
| Debts evidenced by certificates and subordinated capital | 18,643 | 12,707 | 46.7 | 15,393 |
| Equity capital | 1,745 | 1,904 | (8.4) | 1,980 |
| Other liabilities | 13,669 | 5,605 | > 100.0 | 6,655 |
| **Total liabilities** | **121,068** | **86,033** | **40.7** | **90,893** |

On the asset side, loans and advances to customers increased by 59.9% to EUR 62.7 billion versus 31 December 2001, but this was attributable almost entirely to the inclusion of the savings bank members of the cross-guarantee system.

The loan portfolio of the Core Group grew by only 1.8%. A similar pattern unfolded in risk provisions, which grew by 70.8% to EUR 3.2 billion overall, but by only 8.0% for the Core Group.

The inclusion of the cross-guarantee savings banks also led to an increase of 67.5% in customer deposits, to EUR 62.3 billion. In the Core Group this item grew by 9.9%, due largely to the rise in other deposits. However, savings deposits too were up slightly at mid-year compared to the end of 2001.

As of 30 June 2002, amounts owed to customers covered about 105% of net loans and advances to customers (i.e. loans and advances to customers net of loan loss provisions). The Core Group had an even more significant surplus cover of about 108%.

Funding through own issues again increased strongly, by 46.7% (21.1% for the Core Group).

The implementation of the cross-guarantee system also had a material impact on equity capital at the Erste Bank Group. Due to the elimination of the Erste Bank shares held by the savings bank members of the cross-guarantee system, equity was reduced by approximately EUR 0.16 billion. However, minority interests in Erste Bank's equity rose by about EUR 1.77 billion (as Erste Bank has little or no stake in many cross-guarantee savings banks, whose equity is therefore included in minority interests).

The total qualifying capital of the Erste Bank Group under the Austrian Banking Act (excluding those cross-guarantee system members in which Erste Bank holds no equity interest) reached about EUR 4.56 billion as of 30 June 2002, compared to a minimum statutory requirement of EUR 3.42 billion. This represents a cover ratio of 133%. Tier 1 capital was approximately EUR 2.35 billion, making the tier 1 ratio 6.0%. The solvency ratio was 10.9%, considerably above the legal minimum of 8%.

As mentioned before, the parliament passed an amendment to the Austrian Banking Act in July 2002 under which Erste Bank will be required to consolidate the cross-guarantee system savings banks in its accounts beginning on 1 September 2002. These institutions will thus be included in the determination of the Erste Bank Group's consolidated capital. Based on preliminary calculations, this is expected to have a positive effect of about 50–60 basis points on the tier 1 ratio.

In June and July 2002 Erste Bank carried out a well-received capital increase in which 9,210,000 shares were placed at a price of EUR 69.70 per share. The gross proceeds of about EUR 642 million, or net proceeds of around EUR 618 million after issuance costs, are not yet included in the calculations above.

# Developments at Erste Bank Group

## Earnings developments

Overcoming adverse market conditions and the effect of an exceptional charge that covers the EU antitrust decision, the Erste Bank Group continued its earnings growth, with the Central European units making a particularly strong contribution to the growth trend.

As we have pointed out, the cross-guarantee system savings banks have been included in the Group results since 1 January 2002. This has large effects on the individual line items, but is reflected in net profit after minority interests only to the extent that Erste Bank owns equity in these savings banks.

| in EUR million | Jan–June 2002 | Jan–June 2001 | Change in % | Core Group Jan–June 2002 |
|---|---|---|---|---|
| Net interest income | 1,219.2 | 670.0 | 82.0 | 779.5 |
| Risk provisions for loans and advances | (183.5) | (93.1) | 97.1 | (94.0) |
| Net commission income | 469.5 | 278.0 | 68.9 | 325.7 |
| Net trading result | 89.6 | 64.0 | 40.0 | 77.4 |
| General administrative expenses | (1,203.2) | (697.8) | 72.4 | (803.9) |
| Income from insurance business | 4.7 | – | – | – |
| Other operating results | (54.3) | (27.6) | 96.7 | (46.6) |
| Pre-tax profit | 342.0 | 193.5 | 76.7 | 238.1 |
| Profit for the period | 263.7 | 149.0 | 77.0 | 190.5 |
| **Net profit** | **110.9** | **107.9** | **2.8** | **104.7** |
| | | | | |
| Cost-income ratio | 67.5% | 69.0% | – | 68.0% |

The first-time consolidation of Tiroler Sparkasse from 28 December 2001 and of Riječka banka from 29 April 2002 also lead to atypically high growth rates for the Core Group even when the effect of the cross-guarantee system savings banks is excluded.

In the first half of 2002 the most important income items – net interest income and net commission income – were enlarged markedly compared to last year, including for the Core Group.

The top source of profit remained net interest income, which increased by 82.0% to EUR 1,219.2 million. The Core Group too saw strong growth of 16.3% to EUR 779.5 million, with about one-half of growth coming from the Central European subsidiaries and one-half from the Austrian business. These results continued to be helped by the favourable position built up in asset and liability management in the course of 2001, which had already contributed significantly to earnings growth in the second half of 2001. The interest margin (net interest income in per cent of average total assets) rose from an average of 1.78% for 2001 to 2.06% for the first half of 2002. In the Core Group the interest margin was virtually unchanged at 1.75%.

Net commission income too expanded at an unusual rate, increasing by 68.9% to EUR 469.5 million for the Group as a whole, while the Core Group saw a rise of 17.2%. The positive trend encompassed almost every business segment, and particularly the lending and insurance activities.

It has already been said that the income of the insurance companies included in the consolidated financial statements (Sparkassen Versicherung AG and Pojišťovna České spořitelny, a.s.) is now shown in a separate line item, "Income from insurance business" (which for the first half of 2002 shows the impact of the trend in capital markets). This change in disclosure compared to last year is made necessary by the fact that Sparkassen Versicherung AG is now fully consolidated under the cross-guarantee system, as the savings banks and Erste Bank collectively hold about 70% of the shares in Sparkassen Versicherung AG.

Despite difficult market conditions, the net trading result improved by 40% to EUR 89.6 million; the Core Group as well achieved a strong gain of 20.9%. Especially earnings from the securities and derivatives business climbed sharply, but profits on foreign exchange transactions were also satisfactory.

General administrative expenses increased by a significant 72.4% overall. However, as in the income items, the primary reason for this exceptional rise was the inclusion of the cross-guarantee system savings banks. The increase at the Core Group level was 15.2%, with around 40% of this amount attributable to the first-time consolidation of Tiroler Sparkasse and Riječka banka. Other cost drivers were planned increases in spending such as the expansion of Group functions needed to manage the much larger organisation resulting from acquisitions over the past few years. Around a quarter (EUR 25 million) of the increase in general administrative costs at the Core Group was due to exchange rate movements in Central Europe (particularly the Czech Crown). This means that approximately two thirds of the cost increases resulted from special factors. Net of these factors, costs increased by 5.4% at the Core Group.

Specifically, personnel expenses rose by 85.7% to EUR 665.1 million (Core Group: up 15.8%), other administrative expenses went up 60.8% to EUR 384.4 million (Core Group: up 17.4%) and depreciation increased by 52.8% to EUR 153.7 million (Core Group: up 7.9%). In addition to the expansion of Group functions already touched upon, the higher-than-ordinary cost increases were caused by the preparations for the standardisation of IT systems that was successfully carried out in July 2002. For this reason, general administrative expenses are apt to follow a more favourable trend again going forward, notably in personnel and other administrative expenses.

For the second half of the year Erste Bank expects a more moderate trend in costs. The integration of IT platforms in the Savings Bank Group will enable Erste Bank to reduce its staff numbers in Austria by around 6% by end 2003. The first results from this development are already expected to be realised in the second half of 2002 in the form of a downward impact on general administrative expenses.

As the 72.4% overall increase in general administrative expenses (Core Group: 15.2%) was less than the 76.2% growth (Core Group: 16.9%) in operating income (net interest income, net commission income, net trading result and now also income from insurance business), the operating result grew by approximately 84.5% to EUR 579.8 million (Core Group: 20.5%).

This resulted in a cost-income ratio of 67.5% (Core Group: 68.0%) that slightly exceeded the figure for 2001 as a whole (67.1%), but was better than in the first half of 2001 (69.0%).

Due to the effects of the cross-guarantee system, risk provisions for loans and advances increased by a drastic 97.1% to EUR 183.5 million overall. However, they remained virtually unchanged year-on-year in the Core Group at EUR 94.0 million (up 1.0%). In domestic business, the Core Group experienced a significant increase, since the deterioration in the economy compared to the first half year 2001 took its toll.

At the Central European subsidiaries, however, risk provisions eased considerably. The reasons are that the restructuring of their loan portfolios has been largely completed, effective credit risk management has been put in place and existing provisions were written back thanks to loan repayments. Since such releases will continue, Erste Bank expects risk provisions at the Core Group level to be flat in the full year 2002 compared to 2001.

Other operating result deteriorated from EUR –27.6 million in the first half of 2001 to EUR –54.3 million (Core Group: EUR –46.6 million). Next to valuation adjustments on securities assets available for sale, this was the result mainly of the exceptional expense associated with the EU antitrust decision, a cost that is included in this item to the required extent for the first half of 2002.

The above developments result in a pre-tax profit of EUR 342.0 million, representing an increase of 76.7% on twelve months earlier. The Core Group likewise achieved a vigorous increase of 23.0%.

The average tax rate for the full year 2002 including the cross-guarantee system savings banks is currently estimated at about 23%. For the Core Group the assumed rate is 20%, the rate which applied for the full year 2001.

Owing to the previously mentioned ownership structure within the cross-guarantee system, minority interests in the item "profit for the period" also rose at an above-average rate.

Net profit after minority interests increased slightly compared to the first half of last year, by 2.8% to EUR 110.9 million. For the Core Group the result was also close to the previous year's level, at EUR 104.7 million (down 3%). Given the unfavourable market situation and the one-time charge arising from the European Commission's antitrust judgement, this must be considered an outstanding accomplishment.

Return on equity in the first half of 2002 was 12.9% (Core Group: 10.8%) compared to 12.4% for the full year 2001.

Erste Bank's management board expects earnings for the full year 2002 to exceed the level attained last year, in spite of the provisions for the EU fine. The existing targets for 2003 are no longer appropriate, due to the recent capital increase and the change in the structure of the Group (cross-guarantee system).

For 2005 Erste Bank now expects to achieve Group net profits after taxes and minority interests of over EUR 500 million. This represents an ROE of around 15% based on the significantly enlarged equity following the capital increase in July 2002. The cost-income ratio in 2005 is planned to be between 60% and 62%.

# Consolidated Financial Statements

## Erste Bank Group Balance Sheet as of 30 June 2002[1]

| in EUR million | Notes | 30 June 2002 | 31 Dec 2001 | Change in % | Core Group 30 June 2002 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| 1. Cash and balances with central banks | | 2,295 | 2,573 | (10.8) | 1,888 |
| 2. Loans and advances to credit institutions | (1) | 18,880 | 18,912 | (0.2) | 21,473 |
| 3. Loans and advances to customers | (2) | 62,693 | 39,210 | 59.9 | 39,909 |
| 4. Risk provisions for loans and advances | (3) | (3,203) | (1,875) | 70.8 | (2,025) |
| 5. Trading assets | (4) | 3,132 | 3,451 | (9.2) | 3,047 |
| 6. Investments available for sale | (5) | 7,390 | 2,912 | > 100.0 | 4,572 |
| 7. Financial investments | (6) | 21,795 | 14,730 | 48.0 | 15,326 |
| 8. Intangible fixed assets | | 1,102 | 932 | 18.2 | 1,032 |
| 9. Tangible fixed assets | | 1,864 | 1,318 | 41.4 | 1,383 |
| 10. Other assets | | 5,120 | 3,870 | 32.3 | 4,288 |
| **Total assets** | | **121,068** | **86,033** | **40.7** | **90,893** |
| **Liabilities and Equity** | | | | | |
| 1. Amounts owed to credit institutions | (7) | 24,754 | 28,642 | (13.6) | 25,998 |
| 2. Amounts owed to customers | (8) | 62,257 | 37,175 | 67.5 | 40,867 |
| 3. Debts evidenced by certificates | | 14,612 | 9,751 | 49.9 | 12,078 |
| 4. Provisions | (9) | 5,212 | 953 | > 100.0 | 1,007 |
| 5. Other liabilities | | 5,429 | 3,393 | 60.0 | 4,268 |
| 6. Subordinated capital | | 4,031 | 2,956 | 36.4 | 3,315 |
| 7. Minority interests | | 3,028 | 1,259 | > 100.0 | 1,380 |
| 8. Equity | | 1,745 | 1,904 | (8.4) | 1,980 |
| **Total liabilities and equity** | | **121,068** | **86,033** | **40.7** | **90,893** |

[1] Since the coming into effect of the cross-guarantee system, the assets of the insurance activities are allocated largely to financial investments.

## Erste Bank Group Income Statement as of 30 June 2002[1]

| in EUR million | Notes | Jan–June 2002 | Jan–June 2001 | Change in % | Core Group Jan–June 2002 |
|---|---|---|---|---|---|
| 1. Interest and similar income | | 2,893.6 | 2,324.4 | 24.5 | 2,101.2 |
| 2. Interest and similar expenses | | (1,674.4) | (1,654.4) | 1.2 | (1,321.7) |
| **I. Net interest income** | **(10)** | **1,219.2** | **670.0** | **82.0** | **779.5** |
| 3. Risk provisions for loans and advances | (11) | (183.5) | (93.1) | 97.1 | (94.0) |
| 4. Fee and commission income | | 540.2 | 364.5 | 48.2 | 391.6 |
| 5. Fee and commission expenses | | (70.7) | (86.5) | (18.3) | (65.9) |
| *Net commission income* | *(12)* | *469.5* | *278.0* | *68.9* | *325.7* |
| 6. Net trading result | (13) | 89.6 | 64.0 | 40.0 | 77.4 |
| 7. General administrative expenses | (14) | (1,203.2) | (697.8) | 72.4 | (803.9) |
| 8. Income from insurance business | (15) | 4.7 | – | – | – |
| 9. Other operating results | (16) | (54.3) | (27.6) | 96.7 | (46.6) |
| 10. Extraordinary result | | – | – | – | – |
| **II. Pre-tax profit for the period** | | **342.0** | **193.5** | **76.7** | **238.1** |
| 11. Taxes on income | | (78.3) | (44.5) | 76.0 | (47.6) |
| **III. Profit for the period** | | **263.7** | **149.0** | **77.0** | **190.5** |
| 12. Minority interests | | (152.8) | (41.1) | > 100.0 | (85.8) |
| **IV. Net profit after minority interests** | **(19)** | **110.9** | **107.9** | **2.8** | **104.7** |

[1] Since the coming into effect of the cross-guarantee system, income from insurance business is reported as a separate item (for the Core Group, this income is included in the item "other operating results").

# Consolidated Financial Statements

## Statement of Changes in Equity

| in EUR million | Jan–June 2002 | Jan–June 2001 | Change in % |
|---|---|---|---|
| **Equity as of 31 December** | **1,904** | **1,856** | **2.6** |
| Erste Bank shares | (218) | 0 | – |
| Other changes (2001: Initial application of IAS 39) | (25) | (127) | (80.3) |
| **Equity at beginning of period** | **1,661** | **1,729** | **(3.9)** |
| Translation differences | 34 | 26 | 30.8 |
| Net profit after minority interests | 111 | 108 | 2.8 |
| Dividends | (63) | (62) | 1.6 |
| Other changes[1] | 2 | (1) | > (100.0) |
| **Equity at end of period** | **1,745** | **1,800** | **(3.1)** |

[1] Of which decline due to cash flow hedge: EUR 12.0 million; effects of employee share ownership plan: EUR 13.0 million.

## Cash Flow Statement

| in EUR million | Jan–June 2002 | Jan–June 2001 | Change in % |
|---|---|---|---|
| **Cash and cash equivalents at beginning of period** | **2,573** | **1,146** | **> 100.0** |
| Inflow from cross-guarantee system | 464 | – | – |
| Cash flows from operating activities | 124 | 2,418 | > (100.0) |
| Cash flows from investing activities | (1,297) | (2,439) | (46.8) |
| Cash flows from financing activities | 405 | 351 | 15.4 |
| Effect of changes in exchange rates | 26 | (1) | > (100.0) |
| **Cash and cash equivalents at end of period** | **2,295** | **1,475** | **55.6** |

# Excerpt from the Notes to the Financial Statements for the first half of 2002[1]

The consolidated financial statements of the Erste Bank Group were prepared in accordance with the International Financial Reporting Standards (IFRS – formerly IAS) as interpreted by the International Financial Reporting Interpretations Committee (IFRIC – formerly SIC). This interim report for the first half of 2002 complies with IAS 34 (Interim Financial Reporting). In the reporting period no changes arose in accounting policies and measurement methods compared to the previous year.

## Major business events in the reporting period

**Cross-guarantee system**

By the end of 2001 almost all Austrian savings banks joined the cross-guarantee system. The associated agreements to provide mutual support came into effect on 1 January 2002. As of that date, Erste Bank is required to incorporate all members of the cross-guarantee system in its own consolidated financial statements prepared in accordance with IAS. This produces significant changes in nearly all figures compared to last year's base date or base period.

As the cross-guarantee system was in effect during the first half, several companies that were previously consolidated at equity are now entirely included in the Erste Bank Group results. Notably, this involves the full consolidation of Sparkassen Versicherung AG, a unit majority-owned by Erste Bank and the savings banks. Its results are presented separately in the income statement and are broken down in Note 15.

For ease of comparison of significant items with last year's figures, the results are also shown excluding the savings banks consolidated under the cross-guarantee system. This circle of consolidated units without the cross-guarantee effects is now referred to as the "Core Group". It comprises primarily those entities which were already included in the consolidated financial statements of Erste Bank as of 31 December 2001.

Another factor relevant to the earnings performance of the Core Group is that, given the acquisition of Tiroler Sparkasse with effect from 28 December 2001 and Riječka banka with effect from 29 April 2002, the first-half 2002 figures now include the profit contributions of Tiroler Sparkasse and Riječka banka.

**Riječka banka d.d.**

On 29 April 2002 Erste Bank AG agreed to purchase an equity interest of 85.02% in Riječka banka from Croatia's Bank Privatisation Agency ("DAB"). On completion of due diligence on 12 June 2002 the final purchase price for the share in Riječka banka was set at about EUR 51 million.

[1] You can obtain the full-length English Notes to the Consolidated Financial Statements from our website or order a printed version (see page 27).

Also in mid-June, the statutory take-over offer to the Croatian minority shareholders expired. Of the total free float of 14.98% of shares outstanding, 7.90% were sold to Erste Bank, raising Erste Bank's stake in the share capital of Riječka banka to 92.92%.

In accordance with the applicable IAS rules, Riječka banka is included in Erste Bank's consolidated financial statements from 29 April 2002, the day of the signing.

The preliminary goodwill amounts to EUR 37.1 million. This takes into account the preliminary provisions set aside for fair-value adjustments, for risks that are not yet clearly quantifiable and for future restructuring costs. It also reflects the purchase price and Riječka banka's equity. In keeping with Erste Bank Group practice, the goodwill is amortised by the straight-line method over a 15-year period.

As well, Erste Bank has agreed to carry out a capital increase of EUR 80 million, which will be transacted in August or September 2002.

Riječka banka, with total assets of about EUR 1 billion, is one of the five largest banks in Croatia. Its market share by total assets is almost 8%.

The bank employs a staff of about 1,000 and operates 74 branches, mainly on the country's northern coast and in the Rijeka region.

## Events after the reporting period

On 5 August 2002 Erste Bank acquired from AVS (DIE ERSTE österreichische Anteilsverwaltungssparkasse, Erste Bank's largest shareholder) 38.36% of the ordinary shares and 7.0% of the preference shares of Česká spořitelna, a.s. at a total price of EUR 693 million. The transfer of the preference shares requires a change to the statutes by the general meeting of Česká spořitelna, a change which was already made on 22 October 2001. However, the change has not yet been entered in the register of companies by the court responsible. Erste Bank therefore holds only the ordinary shares for the time being. Since 5 August 2002 Erste Bank thus owns 87.9% of the share capital and 94.9% of the voting capital of Česká spořitelna. Effective this date the consolidated financial statements will thus show a corresponding decrease in minority interests. Česká spořitelna has been included in the consolidated financial statements since 3 August 2000. The recent acquisition results in an additional goodwill of EUR 341 million which will be amortised over a period of 15 years.

All amounts are stated in millions of euro unless specified otherwise.

## Earnings per share

Earnings per share are calculated by dividing net profit after minority interests by the average number of ordinary shares outstanding. Diluted earnings per share represent the maximum dilution effect possible in the event that the average number of shares has increased or will increase as a result of the issued subscription and conversion rights.

| in EUR | Jan–June 2002 | Jan–June 2001 | Change in % |
|---|---|---|---|
| Earnings per share | 2.36 | 2.15 | 9.8 |
| Diluted earnings per share | 2.35 | – | – |

The calculation of diluted earnings per share takes account of the Group-wide employee share ownership plan implemented in April 2002, which gave employees the opportunity to buy up to 100 shares of Erste Bank at a discount of 20% to the average share price of March 2002. Nearly 3,800 employees participated, subscribing more than 250,000 shares.

## Segment reporting

The Savings Bank segment includes all savings banks participating in the cross-guarantee system. In 2001 the segment only included savings banks in which Erste Bank had a stake. The negative result in the Savings Bank segment (net profit of EUR –10.7 million) was mainly due to the allocation of refinancing costs and goodwill amortisation, restructuring costs at the Tyrolean Savings Bank (Tiroler Sparkasse or "Tispa") and the negative impact from market conditions on the results of savings banks in western Austria. In that region there was a marked outflow of deposits, driven by tax changes in Italy and Germany.

In the Retail and Real Estate segment earnings more than doubled. The cost-income ratio improved from 81.6% to 74.6%, while the ROE grew from 5.5% to 13.6% year on year. These improvements

| in EUR million | Savings banks HY/2002 | Savings banks HY/2001 | Retail and Real Estate HY/2002 | Retail and Real Estate HY/2001 | Large Corp. Customers HY/2002 | Large Corp. Customers HY/2001 | Trading and IB HY/2002 |
|---|---|---|---|---|---|---|---|
| Net interest income | 479.7 | 34.2 | 449.6 | 384.9 | 173.2 | 148.8 | 48.6 |
| Risk provisions for loans and advances | (105.6) | (6.5) | (49.5) | (42.8) | (23.9) | (40.1) | 0.0 |
| Net commission income | 169.4 | 21.5 | 158.5 | 138.1 | 52.0 | 34.7 | 12.9 |
| Net trading result | 11.2 | 0.9 | 16.6 | 12.5 | 2.7 | 2.8 | 59.7 |
| General administrative expenses | (476.5) | (44.2) | (467.4) | (437.0) | (83.5) | (73.0) | (67.8) |
| Income from insurance business | 0.0 | 0.0 | 1.7 | 0.0 | 0.0 | 0.0 | 0.0 |
| Other operating results | (12.3) | (2.7) | (14.7) | (12.0) | (6.2) | (2.0) | (10.3) |
| **Pre-tax profit** | **65.9** | **3.2** | **94.8** | **43.8** | **114.3** | **71.1** | **43.1** |
| Taxes on income | (18.0) | (0.7) | (19.1) | (11.0) | (24.3) | (13.6) | (9.9) |
| Minority interests | (58.6) | 0.0 | (40.1) | (17.5) | (26.6) | (6.3) | (8.4) |
| **Net profit after minority interests** | **(10.7)** | **2.5** | **35.6** | **15.3** | **63.4** | **51.2** | **24.8** |
| Average risk-weighted assets | 3,724.0 | 2,122.5 | 12,125.6 | 11,032.1 | 15,599.1 | 15,234.9 | 5,247.4 |
| Average attributed equity | 165.8 | 104.9 | 522.9 | 555.2 | 682.2 | 766.7 | 228.6 |
| Cost-income ratio | 72.2% | 78.1% | 74.6% | 81.6% | 36.6% | 39.2% | 55.9% |
| ROE based on net profit after minority interests | (12.9%) | 4.8% | 13.6% | 5.5% | 18.6% | 13.3% | 21.7% |
| **Contribution from Česká spořitelna (based on pre-tax profit)** | | | **84.9** | **31.5** | **41.5** | **(6.7)** | **18.7** |
| **Contribution from Česká spořitelna (based on net profit after minority interests)** | | | **29.9** | **6.7** | **12.4** | **(7.4)** | **4.3** |

were due to the strong increase in contributions from Česká spořitelna and the first time consolidation of Riječka banka effective 29 April 2002. There was also positive progress at the mortgage bank s Bausparkasse, which achieved earnings EUR 2.6 million higher than in the same period last year representing a significant improvement in Q2/2002. The increase in domestic risk provisions had a negative impact on earnings.

The Large Corporate Clients segment achieved growth in net profits of about 25% to EUR 63.4 million, with the cost-income ratio improving from 39.2% to 36.6%, while the ROE grew from 13.3% to 18.6%. This was due to higher contributions from Česká spořitelna. Commission-based business in Austria performed well, with earnings up 34% from EUR 30.6 million to EUR 40.9 million. If one excludes Česká spořitelna, then earnings are below last year's level, due to higher risk provisions.

| Trading and IB HY/2001 | Asset Gathering HY/2002 | Asset Gathering HY/2001 | Corporate Centre HY/2002 | Corporate Centre HY/2001 | Slovenská sporiteľňa HY/2002 | Slovenská sporiteľňa HY/2001 | Total HY/2002 | Total HY/2001 |
|---|---|---|---|---|---|---|---|---|
| 38.3 | (0.5) | 0.4 | (8.1) | 0.2 | 76.7 | 63.2 | 1,219.2 | 670.0 |
| (0.1) | 0.0 | 0.0 | 0.0 | 0.0 | (4.5) | (3.5) | (183.5) | (93.1) |
| 17.6 | 47.5 | 47.9 | 10.1 | 4.4 | 19.1 | 13.9 | 469.5 | 278.0 |
| 43.7 | 0.0 | 0.0 | (4.4) | (5.5) | 3.8 | 9.7 | 89.6 | 64.0 |
| (57.3) | (20.9) | (20.9) | (26.1) | (8.6) | (61.0) | (56.8) | (1,203.2) | (697.8) |
| 0.0 | 3.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 4.7 | 0.0 |
| 6.7 | (0.2) | 0.0 | 1.0 | (11.7) | (11.6) | (6.0) | (54.3) | (27.6) |
| **48.9** | **28.9** | **27.3** | **(27.5)** | **(21.3)** | **22.5** | **20.5** | **342.0** | **193.5** |
| (11.4) | (5.4) | (5.6) | 7.2 | 4.5 | (8.7) | (6.7) | (78.3) | (44.5) |
| (4.2) | (2.5) | (1.6) | (9.3) | (8.7) | (7.3) | (2.8) | (152.8) | (41.1) |
| **33.3** | **21.0** | **20.1** | **(29.6)** | **(25.5)** | **6.5** | **11.0** | **110.9** | **107.9** |
| 5,305.6 | 12.5 | 10.6 | 1,582.8 | 225.6 | 900.1 | 983.8 | 39,191.5 | 34,915.1 |
| 267.1 | 0.5 | 0.5 | 69.2 | 11.4 | 44.5 | 49.6 | 1,713.7 | 1,755.4 |
| 57.5% | 41.8% | 43.4% | > (100.0%) | > (100.0%) | 61.2% | 65.4% | 67.5% | 69.0% |
| 24.9% | > 100.0% | > 100.0% | (85.5%) | > (100.0%) | 29.2% | 44.4% | 12.9% | 12.3% |
| **4.5** | **0.0** | **0.0** | **(3.3)** | **3.8** | **0.0** | **0.0** | | |
| **(1.9)** | **0.0** | **0.0** | **(2.4)** | **1.4** | **0.0** | **0.0** | | |

There was a decline in net profit in the Trading and Investment Banking segment by EUR 8.5 million to EUR 24.8 million. The ROE was 21.7%. If one excludes Česká spořitelna, the decline to EUR 20.5 million was mainly due to the change in market valuations in line with the difficult equity market conditions. Nonetheless, slight improvements were achieved in net interest income and the trading result.

The Asset Gathering segment improved net profits by 4.5% to EUR 21.0 million. This now includes earnings from the insurer "s Versicherung", which are reported in the line item "earnings from insurance business". All other earnings constituents in this segment were around the same level as last year, despite the troubled situation on international financial markets. There is no contribution from ČS to this segment.

The segment Corporate Centre reported lower earnings than in the same period last year. Apart from the provision relating to the EU antitrust ruling, there were one-time negative impacts from the conversion to the Euro and the harmonisation of the IT platform in the savings bank sector.

Slovenská sporiteľňa continues to be reported as a separate segment, due to ongoing restructuring. This subsidiary achieved a pre-tax profit slightly above last year's level. In 2003 the contribution from SLSP will be split up into appropriate segments, as was done with Česká spořitelna.

# Earnings performance at Erste Bank Group: Quarterly results

## a) Core Group

| in EUR million | Q1/2001 | Q2/2001 | Q3/2001 | Q4/2001 | Q1/2002 | Q2/2002 |
|---|---|---|---|---|---|---|
| Net interest income | 312.6 | 357.4 | 388.7 | 380.2 | 384.3 | 395.2 |
| Risk provisions for loans and advances | (48.1) | (45.0) | (54.5) | (56.0) | (56.7) | (37.3) |
| Net commission income | 136.2 | 141.8 | 142.6 | 154.0 | 169.9 | 155.8 |
| Net trading result | 33.1 | 30.9 | 26.9 | 61.7 | 43.7 | 33.7 |
| General administrative expenses | (338.4) | (359.4) | (366.3) | (390.2) | (393.9) | (410.0) |
| Other operating results | (3.1) | (24.5) | (51.2) | (23.7) | (26.3) | (20.3) |
| **Pre-tax profit for the period** | **92.3** | **101.2** | **86.2** | **126.0** | **121.0** | **117.1** |
| Taxes on income | (21.2) | (23.3) | (11.4) | (25.4) | (27.8) | (19.8) |
| **Profit for the period** | **71.1** | **77.9** | **74.8** | **100.6** | **93.2** | **97.3** |
| Minority interests | (16.9) | (24.2) | (31.9) | (28.1) | (32.7) | (53.1) |
| **Net profit after minority interests** | **54.2** | **53.7** | **42.9** | **72.5** | **60.5** | **44.2** |

## b) Cross-guarantee system

| in EUR million | Q1/2002 | Q2/2002 |
|---|---|---|
| Net interest income | 584.8 | 634.4 |
| Risk provisions for loans and advances | (89.1) | (94.4) |
| Net commission income | 244.0 | 225.5 |
| Net trading result | 50.9 | 38.7 |
| General administrative expenses | (570.0) | (633.2) |
| Income from insurance business | 8.1 | (3.4) |
| Other operating results | (55.8) | 1.5 |
| **Pre-tax profit for the period** | **172.9** | **169.1** |
| Taxes on income | (46.0) | (32.3) |
| **Profit for the period** | **126.9** | **136.8** |
| Minority interests | (61.0) | (91.8) |
| **Net profit after minority interests** | **65.9** | **45.0** |

## Development in Erste Bank Group's qualifying capital under the Austrian Banking Act

| in EUR million | 30 June 2002 | 31 Dec 2001 | 30 June 2001 |
|---|---|---|---|
| Subscribed capital (less shares held in own portfolio) | 368 | 366 | 366 |
| Reserves and minority interests | 2,297 | 2,265 | 1,936 |
| Intangible fixed assets | (315) | (294) | (221) |
| **Core capital (Tier 1)** | **2,350** | **2,337** | **2,081** |
| Eligible subordinated liabilities | 2,115 | 1,902 | 1,665 |
| Revaluation reserve | 90 | 90 | 85 |
| **Qualifying supplementary capital (Tier 2)** | **2,205** | **1,992** | **1,750** |
| **Short-term subordinated capital (Tier 3)** | **292** | **264** | **435** |
| **Total qualifying capital** | **4,847** | **4,593** | **4,266** |
| Deductions under Section 23 (13) and Section 29 (1–2) Austrian Banking Act | (287) | (285) | (296) |
| **Total eligible qualifying capital** | **4,560** | **4,308** | **3,970** |
| Capital requirement | 3,418 | 3,288 | 3,180 |
| Surplus capital | 1,142 | 1,020 | 790 |
| **Cover ratio** | **133.4%** | **131.0%** | **124.8%** |
| **Tier 1 ratio** | **6.0%** | **6.2%** | **6.1%** |
| **Solvency ratio** | **10.9%** | **10.7%** | **10.3%** |

| | | | |
|---|---|---|---|
| Risk-weighted basis under Section 22 Austrian Banking Act | 39,074 | 37,803 | 34,318 |
| Thereof 8% minimum capital requirement | 3,126 | 3,024 | 2,746 |
| Capital requirement for the open foreign exchange position under Section 26 Austrian Banking Act | 2 | 4 | 30 |
| Capital requirement for the trading book under Section 22b (1) Austrian Banking Act | 290 | 260 | 404 |
| ***Total capital requirement*** | **3,418** | **3,288** | **3,180** |

Current Austrian banking law stipulates that the consolidation of equity capital of savings banks involved in the cross-guarantee system cannot benefit Erste Bank's total capital or tier 1 capital. Therefore above qualifying capital and tier 1 ratio refer to the Core Group only.

July 2002 the Austrian parliament passed an amendment to the Austrian Banking Act as a result of which credit institutions that form part of a cross-guarantee system with certain conditions will be deemed to constitute a banking group for the purpose of the Act. This applies to Erste Bank and the savings bank members of the cross-guarantee system. Consequently, from the third quarter of 2002 the Erste Bank Group's qualifying capital will be calculated on the basis of the cross-guarantee system. This is expected to improve the tier 1 ratio by 50–60 basis points compared to the basis of calculation used to date.

## Performance of Erste Bank share to 31 July 2002

Erste Bank share price performance compared to DJ Euro Stoxx Bank and ATX


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1/1/2002
31/7/2002
Erste Bank
DJ Euro Stoxx Bank
ATX

Key figures for Erste Bank share

| | |
|---|---|
| Share price as of 31 July 2002 | EUR 70.15 |
| High for 2002 to date (6 May 2002) | EUR 85.83 |
| Low for 2002 to date (14 Jan 2002) | EUR 54.48 |
| Price-earnings ratio as of 31 July 2002[1] | 13.67 |
| Trading volume to 31 July 2002 | EUR 1.7 billion |
| Market capitalisation as of 31 July 2002 | EUR 4.2 billion |

[1] Based on earnings per share of EUR 5.13 (IBES consensus estimate for 2002)

Following the superb performance in the first quarter of 2002, the rise of the Erste Bank share continued until early May, lifting the share price to new record levels. On 6 May the share attained its all-time high closing price of EUR 85.83. Due to the announcement of the capital increase and the resulting dilution effect, the share price then trended lower.

An additional downside factor was the turmoil that engulfed international stock markets after revelations of accounting fraud at large US corporations. Some of the stock indices in the USA and Europe fell to four-year lows. As a consequence of the accounting scandals and the associated risks in corporate lending, the banking sector too saw significant share price declines since June. The Dow Jones Euro Stoxx Bank Index fell by 9.1% in June, followed by a 15.8% plunge in July.

In spite of this negative international environment, the capital increase of Erste Bank was placed successfully thanks to the brisk demand from institutional and private investors, with the offer price set at EUR 69.70. Subsequently, however, the Erste Bank share did not escape the negative trend in the banking sector entirely, even if the price declined by less than European bank issues in general. As a result, the Erste Bank share even after these recent developments is worth 17.5% more than at the beginning of the year, at a price of EUR 70.15 on 31 July 2002. By contrast, the Dow Jones Euro Stoxx Bank Index lost 18.4% over the same period.

# Investor Relations

- To ensure the continued success of its growth strategy, Erste Bank carried out a capital increase in which 9.21 million new shares (about 18% of the share capital) were offered for subscription from 25 June to 10 July 2002. This constituted one of the largest share offerings by a European bank this year. Despite the difficult market conditions, the global offering was more than twice oversubscribed, with the result that immediately after the allotment, the greenshoe (over-allotment option) of 800,000 shares provided by AVS was exercised. The price per share was set at EUR 69.70. Erste Bank's proceeds of EUR 642 million (gross proceeds before consideration of the cost of the capital increase) from the transaction were used to buy shares of Česká spořitelna from AVS (also see pages 4 and 18). The ownership structure of Erste Bank after the capital increase is as follows:

**Total number of shares: 59,825,114**


AVS 34.4%
Free float 65.6%
(of which Austrian savings banks 8.6%)

- As not all existing shareholders exercised their subscription rights fully in the 2002 capital increase, the free float increased from 53.2% to 65.6%. This rise is beneficial for the liquidity of the Erste Bank share. In MSCI indices the Erste Bank share is thus now represented with a free-float weighting factor of 0.45 instead of 0.4. Morgan Stanley Capital International Inc. (MSCI) is the leading provider of world-wide indices and benchmark-related products.

- The Erste Bank share will soon be listed for the first time on the Prague stock exchange, probably beginning in October 2002. As a group with significant business operations in Central Europe, Erste Bank has decided on this listing in order to remain traded on a Central European exchange after the delisting of subsidiary Česká spořitelna on 6 August 2002.

## Important dates for shareholders

| | |
|---|---|
| 13 November 2002[1] | Publication of third-quarter results 2002 |

[1] preliminary schedule

This printed report is a condensed version. You can obtain the full-length English report with detailed information (Notes) on the balance sheet and income statement of Erste Bank Group as well as the segment-by-segment information for the Core Group from the website of Erste Bank at www.erstebank.at by clicking on "Investor Relations", then on "English". Printed versions may also be ordered directly from Investor Relations, phone: +43 50 100-17693 (from within Austria: 050 100-17693).

Analyses of Erste Bank are regularly prepared by the following investment banks

- CA IB Investmentbank AG
- Deutsche Bank AG
- Dresdner Kleinwort Wasserstein
- Fortis Bank
- Fox-Pitt, Kelton
- JP Morgan
- Lehman Brothers
- Raiffeisen Centrobank AG
- Schroder-Salomon Smith Barney
- UBS Warburg

**Imprint:**

Investor Relations

Erste Bank, Graben 21, A-1010 Vienna

| | | |
|---|---|---|
| Fax: | from within Austria | 050 100-13112 |
| | international | +43 50 100-13112 |
| Email: | investor.relations@erstebank.at | |
| Internet: | www.erstebank.at/ir | |
| Ticker symbols: | | |
| Reuters: | ERST.VI | |
| Bloomberg: | DESC AV | |
| Datastream: | O:ERS | |
| Securities ID: | 065201 | |
| ADR CUSIP code: | 296 036 106 | |



**Gabriele Semmelrock-Werzer**

| | | |
|---|---|---|
| Phone: | from within Austria | 050 100-11286 |
| | international | +43 50 100-11286 |
| Email: | gabriele.werzer@erstebank.at | |

**Thomas Schmee**

| | | |
|---|---|---|
| Phone: | from within Austria | 050 100-17326 |
| | international | +43 50 100-17326 |
| Email: | thomas.schmee@erstebank.at | |